wescast industries inc.

WESCAST REPORTS FOURTH QUARTER RESULTS

Brantford, Ontario, February 11, 2004 - Wescast Industries Inc. (TSX: WCS.A: NASDAQ: WCST) today reported a 13% increase in revenue for the fourth quarter of 2003 compared to the same period in 2002, reflecting strong volumes in its traditional core business and the inclusion of sales in 2003 from Weslin, its joint venture in Hungary, which was in a pre-production mode in 2002.

The Company also reported it has taken an after tax non-cash charge against earnings of $27.4 million, recognizing the impairment of goodwill; this resulted in a net loss for the quarter of $18.0 million compared to a profit of $17.4 million in the fourth quarter of 2002.

"Our traditional manifold operations in North America delivered strong operating performance this quarter and we continue to make progress in addressing the start-up challenges facing our new businesses in Georgia and Hungary", said Ray Finnie, President and C.E.O. "Our financial results for the quarter were significantly impacted by a goodwill impairment charge related to our 2002 acquisition of Georgia Ductile Foundries. Challenging market conditions and operating performance issues continue to impact the financial performance of our Chassis segment. This has resulted in the need to record this non-cash charge. Management is currently pursuing further initiatives to deal with the operating performance of the Chassis business."

Highlights

  The Company's revenues were up 13% over the level reported in the same quarter last year. The increase was the result of growth in machining penetration and the inclusion of sales from Weslin, the Company's joint venture operation in Hungary.

  A net loss of $18.0 million was recorded for the quarter. During the quarter the Company took an after-tax non-cash charge of $27.4 million to reflect the impairment of goodwill related to the Georgia Ductile Foundries acquisition. Excluding the impact of this adjustment, net earnings of $9.4 million were achieved during the quarter, compared with $17.4 million in 2002

  Cash flow for the quarter was strong, with $44.3 million in operating cash flow generated from continuing operations. This compares with $32.5 million over the same period in 2002. As a result, the Company ended the quarter with a cash balance of $28.7 million.

  Earnings per share on a diluted basis for the fourth quarter were a loss of $1.39 compared with diluted earnings per share of $0.93 in 2002 for the same quarter. Excluding the impact of the goodwill impairment charge and the legislated tax rate changes in Ontario, diluted earnings per share for the quarter were $0.75.

  Overall, results for fiscal 2003 reflect a sales growth of 12% over 2002, with sales revenues reported for the year of $476 million versus $424 million in 2002. Net earnings for the year of $8.3 million compares with $60.0 million in 2002. Excluding the charge for goodwill impairment, 2003 net earnings were $35.7 million. These results were significantly impacted by operating losses incurred at Weslin and in the Chassis segment.

  The results for our core powertrain operations in North America for fiscal 2003 were strong, with the segment generating net earnings of $60 million for the year.

  Earnings per share on a diluted basis for the 2003 fiscal year were $0.63 compared with $4.59 in 2002. The goodwill impairment charge booked during the fourth quarter resulted in a negative impact on diluted earnings per share for the year of $2.10. Excluding the impact of this adjustment, diluted earnings per share for the 2003 were $2.73.

Operations

Total sales for the quarter of $123.7 million were up from $109.9 million in 2002. Of the increase, $5.7 million reflects our proportionate share of sales from Weslin, the joint venture operation in Hungary. This operation was in pre-production mode during 2002, and as a result, the net of revenues and operating expenses were deferred as pre-production costs. The remainder of the increase reflects strong sales from traditional manifold operations in North America. Casting volumes were stable compared with last year despite the fact that Big 3 customer production was down 4% for the quarter. The impact of increased machining penetration, a favourable product sales mix, increased prototype and tooling sales, and increased sales penetration with non-Big 3 customers, all combined to generate the strong revenue performance during the quarter. The percentage of products internally machined increased to 79% compared with 70% in the fourth quarter of 2002. Prototype and tooling sales increased by $4.3 million compared with 2002, resulting from the year-over-year changes in timing of customer programs. Sales for the chassis segment declined by $3.0 million compared with the same quarter last year. The decline is attributable to programs discontinued in early 2003 and the impact of a stronger Canadian dollar throughout the quarter.

Gross profit for the quarter was $28.4 million, an increase of 8.5 % over the $26.1 million reported in the fourth quarter of 2002. The increase is the result of several factors:

  The North American powertrain operation experienced stronger machining volumes, which were up 12% compared with the fourth quarter of 2002. These operations also benefited from more favourable product mix for the quarter compared with last year. These factors, in addition to tight control over discretionary spending, offset the cost increases associated with balled steel, moly and electricity. Steel prices in particular have risen dramatically throughout 2003.

  The chassis business showed a quarter-over-quarter improvement in gross profit of $0.8 million compared with 2002. Despite the improvement, the operation had a negative impact on gross profit of $4.1 million. The business fell short of internal targets due to the additional costs associated with unexpected equipment downtime issues that affected the business at various points in the quarter.

  The Weslin operation had a negative impact on gross profit of $1.3 million in the quarter, as the business incurred costs associated with program launches. The business has been expanding its workforce in order to meet the increasing capacity requirements. This has resulted in additional training and related productivity costs. In addition, the expansion of the internal workforce during the quarter occurred at a slower pace than the corresponding growth in demand requirements, resulting in the need to incur outside service costs.

During the quarter, the Company tested for impairment the goodwill asset acquired in conjunction with the 2002 purchase of Georgia Ductile Foundries, LLC. As a result of the review it was concluded that the goodwill was fully impaired. This resulted in a negative non-cash charge to pre-tax earnings of $41.5 million. After reflecting the after-tax impact of this charge of $27.4 million, the chassis segment realized a net loss of $42.9 million for the year. The business is achieving operating performance improvements at a pace slower than originally projected and selling prices are also lower due to very competitive market conditions.

The Company's selling, general and administrative expenses, excluding the impact of stock appreciation rights, totaled $10.8 million, compared to $7.5 million in the same period of 2002.

The costs this quarter included compensation related adjustments that totaled $3.4 million, which were triggered by the strong performance in the powertrain segment in North America.

The Company's research and development expenses of $1.9 million were 9% lower than the $2.1 million reported in the fourth quarter of 2002. Cost control efforts, combined with the planned reduction in costs associated with the hot end solutions initiative, which has now moved beyond its heavy development phase, represented the bulk of the decline. The Company remains committed to research activities aimed at the development of high temperature materials, advancing our "hot end solutions" strategy and pursuing new product opportunities to utilize our foundry and machining capabilities.

Other income and expenses for the fourth quarter of 2003 represented a net expense of $1.1 million, compared with a net expense of $0.4 million for the fourth quarter of 2002. The increase is primarily the result of foreign currency transaction losses.

The decrease in the market price of the company's shares during the quarter resulted in a corresponding reduction in the liability associated with the value of tandem stock appreciation rights (SAR's) granted under the Company's stock option program. This resulted in a pre-tax increase in earnings of $0.5 million, a much smaller impact than the $7.7 million increase in earnings recognized in the fourth quarter of 2002.

The effective tax rate reflected for the quarter was 32.1%, compared with a rate of 26.9% in 2002. The higher rate reflects the impact of tax rate increases enacted by the government of Ontario in the quarter. The changes pertain to tax rates in future years, resulting in a cumulative increase to the Company's future tax liability of $0.6 million and a corresponding increase in the tax expense for the quarter. The tax rate is also impacted by the loss generated by the operations in Hungary which are subject to a tax holiday during the first ten years of operation. Consequently, no tax benefit has been recognized with respect to the loss.

Cash Flow

Operating cash flow generated from continuing operations was $44.3 million for the quarter, comparing favourably to $32.5 million in 2002. The strong performance was attributable to improvements in working capital management, strong results in the North American powertrain segment and strict guidelines for capital spending.

Capital expenditures for the fourth quarter were $5.6 million, compared to $21.9 million for the same quarter last year. The higher expenditure levels in 2002 were attributable to the construction of the Company's technical development centre and corporate office complex, the addition of capacity to the machining facility in Wingham, as well as capital additions to the foundry operations in Georgia.

In the fourth quarter of 2002 the Company repaid $9.0 million in long-term debt of the business acquired in Georgia. There were no similar payments made in 2003.

Balance Sheet and Financial Position

At December 28, 2003, the Company had $28.7 million in cash and short-term investments compared to $21.9 million at the end of 2002. The change primarily reflects the impact of the strong cash flow performance discussed above. The Company continues to maintain a strong financial position and is well positioned to support future growth initiatives.

Future Outlook

North American light vehicle production for 2003 of 15.9 million vehicles represented a slight reduction from 2002 levels. The current industry estimates for 2004 are in a similar range. In 2003 the domestic Big 3 automakers, that represent the Company's primary customer base, saw their market share in North America decline by just under 1%, despite the heavy incentives offered to consumers on the purchase or lease of new vehicles and increases in the light truck segment of the market. Industry experts project the domestic Big 3 could lose additional market share in 2004. The Company expects that its production volumes in 2004 will be in a range consistent with 2003.

The Company's results are sensitive to raw material prices for scrap steel and moly. These costs have escalated in recent months, if this trend continues it could have a negative impact on the future outlook.

The Company's short-term operational focus is as follows:

  The focus of the core powertrain operations in North America is on the successful launch of new programs and the creation of cost reduction initiatives based upon continuous improvement and achieving operational excellence. In addition, we look to further advance our machining penetration, increasing the percentage of manifolds supplied that are both cast and machined. The goal is to improve the efficiency level of these operations enabling margins to be maintained in the face of pricing pressures from customers and rising costs of key raw materials. We will continue to work with the existing customer base to meet their cost reduction targets and to demonstrate that we remain competitive with respect to the total value proposition when compared with offshore competitors located in low cost countries. In addition, we will continue to build on recent successes with the new domestic customers to supply their requirements in North America.

  We continue to focus on improving the production process in the Georgia facility. The facility has demonstrated improved operating capability. As the ability to maintain these levels of operating performance becomes more consistent, the business will show improved financial performance and will have the capability of producing additional sales volumes.

  The operation in Hungary is in a similar situation, demonstrating improved operating performance. However, the operation remains focused on upcoming product launches. Achieving successful new product launches will enable this operation to improve its financial performance. Both parent companies will provide assistance to the business, when necessary, to help ensure the success of these launches.

Our longer-term strategic focus remains substantially unchanged:

  We will strive to remain cost competitive in our core operations by maintaining our focus on continuous improvement, as outlined above.

  We will improve the operating performance of the facilities in Hungary and Georgia to position them for future growth and profitability, as outlined above.

  We will maintain our commitment to fund research and development activities, as we work to advance our "hot end solutions" strategy, continue development on high temperature alloys and explore new product opportunities that can efficiently utilize existing capacity.

We believe maintaining this focus is our best means of ensuring the long-term success of the Company.

About Wescast

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, casts, machines and assembles high-quality iron exhaust manifolds for automotive OEMs. Wescast entered the suspension and brake component market through the acquisition of Georgia Ductile in September 2002. The Company's global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Japan and Europe. The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. It also has a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as "believe," "anticipate," "project," "expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

February 11, 2004
3:00 p.m. EST
To participate, please dial (416) 695-9722.
Post view is available from February 11 (5:00 p.m. EST) to February 18 (12:00 p.m. EST).
To access please dial 416-695-6379 and enter PIN 0086.

For further information, please contact:

Mr. Ray Finnie
President and CEO
(519) 750-0000

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended		Twelve months ended
	December 28,	December 29,	December 28,	December 29,
	2003	2002	2003	2002

Sales	$123,702	$109,907	$475,800	$424,207
Cost of sales	95,340	83,766	370,960	294,293

Gross profit	28,362	26,141	104,840	129,914
Selling, general and administration	10,801	7,455	37,545	31,589
Stock-based compensation	(472)	(7,657)	779	5,277
Research, development and design	1,938	2,118	7,820	8,281

	16,095	24,225	58,696	84,767

Other (income) expense
Interest expense	315	479	1,378	810
Goodwill impairment (Note 3)	41,485	0	41,485	0
Investment income	(104)	(150)	(232)	(1,880)
Other (income) and expenses	889	103	1,950	609

Earnings (loss) before income taxes	(26,490)	23,793	14,115	85,228
Income taxes	(8,489)	6,409	5,847	25,188

Net earnings (loss)	$(18,001)	$17,384	$8,268	$60,040

Net earnings (loss) per share (Note 4)
- basic	$(1.38)	$1.32	$0.63	$4.59
- diluted	$(1.39)	$0.93	$0.63	$4.59

Retained earnings, beginning of period	$348,242	$310,872	$326,686	$272,922

Net earnings (loss)	(18,001)	17,384	8,268	60,040
Dividends paid	(1,572)	(1,570)	(6,285)	(6,276)

Retained earnings, end of period	$328,669	$326,686	$328,669	$326,686

Wescast Industries Inc.
Consolidated Balance Sheet
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at
	December 28,	December 29,
	2003	2002
Current assets
Cash and cash equivalents	$28,699	$9,984
Short-term investments	0	11,909
Receivables	73,073	73,095
Income taxes receivable	0	5,578
Inventories	33,232	38,412
Prepaids	3,049	2,526
Future income taxes	2,043	1,192
Current assets - discontinued operations	215	265

	140,311	142,961

Property and equipment	375,060	382,718
Future income taxes	29,716	8,645
Goodwill (Note 3)	0	41,485
Other	10,468	15,708
Long-term assets - discontinued operations	5,580	5,237

	$561,135	$596,754

Current liabilities
Payables and accruals	$45,158	$75,873
Income taxes payable	32	0
Current portion of long-term debt	4,368	6,190
Current portion of stock appreciation rights	3,651	3,213
Future income taxes	118	427
	53,327	85,703
Long-term debt	36,072	46,576
Long-term stock appreciation rights	62	105
Future income taxes	22,271	18,574
Employee benefits	12,182	9,533
	123,914	160,491

Shareholders' equity
Capital stock	110,049	109,596
Retained earnings	328,669	326,686
Share purchase loans	(1,031)	0
Cumulative translation adjustment	(466)	(19)
	437,221	436,263

	$561,135	$596,754

Wescast Industries Inc.
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	Three months ended		Twelve months ended
	December 28,	December 29,	December 28,	December 29,
	2003	2002	2003	2002
Cash derived from (applied to)
Operating

Earnings (loss) from continuing operations	$(18,001)	$17,384	$8,268	$60,040
Add (deduct) items not requiring cash:
Depreciation and amortization	11,395	9,586	42,953	30,141
Amortization of bond costs	33	117	170	770
Goodwill impairment (Note 3)	41,485	0	41,485	0
Future income taxes	(15,066)	705	(19,602)	(1,935)
Gain on disposal of investments	0	0	(13)	(195)
Loss on disposal of equipment	666	343	915	490
Stock-based compensation, net of payments	(682)	(7,993)	395	3,318
Employee benefits, net of payments	777	386	2,649	1,569

	20,607	20,528	77,220	94,198
Change in non-cash operating working capital	23,740	12,017	(23,190)	(3,796)
	44,347	32,545	54,030	90,402
Discontinued operations	(65)	(366)	(352)	(760)
	44,282	32,179	53,678	89,642

Financing
Issue of long-term debt	781	2	2,335	1,764
Repayment of long-term debt	(1,016)	(10,417)	(5,593)	(26,441)
Payment of obligations under capital leases	(175)	(227)	(1,002)	(854)
Issuance of share capital under Employee Share
Purchase Plan	100	129	452	564
Employee share loan repayments	165	31	579	439
Issuance of share capital under Stock Option Plan	0	0	0	2,178
Dividends paid	(1,572)	(1,570)	(6,285)	(6,276)

	(1,717)	(12,052)	(9,514)	(28,626)

Investing
Purchase of property, equipment and other assets	(5,575)	(21,856)	(39,380)	(83,015)
Purchase of investments	0	0	0	(48,236)
Purchase of subsidiary, net of cash acquired	0	0	0	(39,521)
Deferred pre-production costs	0	(879)	0	(3,881)
Redemption of short-term investments	0	0	11,905	65,149
Proceeds on disposal of equipment	130	37	2,026	251
Discontinued operations	0	0	0	(358)

	(5,445)	(22,698)	(25,449)	(109,611)

Net increase (decrease) in cash and cash equivalents	37,120	(2,571)	18,715	(48,595)
Cash and cash equivalents, net of bank indebtedness
Beginning of period	(8,421)	12,555	9,984	58,579
End of period	$28,699	$9,984	$28,699	$9,984

Wescast Industries Inc.
Notes to the Consolidated Financial Statements
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1. Basis of presentation

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 29, 2002.

Note 2. Accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements for the year ended December 20, 2002, except for:

The Company changed its accounting treatment with respect to director and employee share purchase plan loans to that issued by the Canadian Institute of Chartered Accountants in December 2002. The main effect of the change to the Company's financial statements is that in 2003 the share purchase loans are reported as a deduction from shareholders' equity as compared to other assets as reported in prior years. The comparative figures of 2002 have not been restated.

Note 3. Goodwill Impairment

During the fourth quarter of 2003 the Company performed its annual impairment test of the goodwill that was acquired in conjunction with the acquisition of Wescast Industries Cordele, LLC (formerly Georgia Ductile Foundries, LLC). The review concluded that the current business environment and future outlook for the business had changed to an extent that the full carrying value of the goodwill was impaired. As a result, a total non-cash charge of $41,485, or $27,380 after tax, was recognized.

Note 4. Earnings per share

Basic net earnings per share for the three months ended December 28, 2003 are based on the weighted average common shares outstanding (2003 - 13,052,919 shares; 2002 - 13,083,653 shares). Diluted net earnings per share for the three months ended December 28, 2003 are based on the diluted weighted average common shares outstanding (2003 -13,195,360 shares; 2002 - 13,247,400 shares). For the year to date, the number of common shares outstanding on both the basic and diluted basis is the same (13,047,889 shares).

Note 4. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation adopted at December 28, 2003.